Snow Lake Lithium Announces Appointment of Chief Executive Officer

Winnipeg, Manitoba - (Newsfile Corp. - July 17, 2023) - Snow Lake Resources Ltd., (NASDAQ: LITM) d/b/a Snow Lake Lithium Ltd. ("Snow Lake" or the "Company"),) is pleased to announce the appointment of Mr. Frank Wheatley as Chief Executive Officer ("CEO") of the Company with immediate effect.

Mr. Wheatley brings more than 30 years of mining and resource industry experience, as a senior executive and independent director, including Executive Director of Talison Lithium Limited (prior to its acquisition by Tianqi Lithium), and as CEO of TSX listed Yellowhead Mining Inc. and Karnalyte Resources Ltd.  Mr. Wheatley has extensive domestic and international experience with development and operating gold, copper and lithium companies, including project development, project financing, environmental permitting in accordance with all international best practice and ESG standards, as well as mergers and acquisitions.

Nachum Labkowski, Chairman of the Company, commented:

"On behalf of the Board of Directors, I am delighted to welcome Frank as our new CEO. He has the background and experience to help the Company realize the potential of its Snow Lake lithium projects and to help establish Snow Lake as a significant player in the lithium chemicals market."

Frank Wheatley, incoming CEO of the Company, commented:

"Snow Lake has the potential to occupy a strategic position in the critical metals and energy storage sectors in both Canada and the United States and I am excited to lead the Company through the next phases of development.  I am very much looking forward to working with Snow Lake's board of directors and all of our stakeholders to execute the Company's strategy.

For more information, please contact:

Investors: ir@snowlakelithium.com

Media: media@snowlakelithium.com

Twitter: @SnowLakeLithium

www.SnowLakeLithium.com

SOURCE: Snow Lake Resources Ltd.